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                           July 29, 2022

       Samuel L. Hillard
       Senior Vice President and Chief Financial Officer
       Glatfelter Corporation
       4350 Congress Street, Suite 600
       Charlotte, North Carolina 28209

                                                        Re: Glatfelter
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 10-Q for the
Fiscal Quarter Ended March 31, 2022
                                                            File No. 001-03560

       Dear Mr. Hillard:

              We have reviewed your May 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 4, 2022 letter.

       Form 10-Q for the quarterly period ended March 31, 2022

       Part I - Item 2. Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       Results of Operations
       Overview, page 27

   1. We note your response to prior comment 1, including the additional disclosures you provided; however,
please more fully explain how you considered Question 102.11 of the
                                                        Division   s C&DI for
Non-GAAP Financial Measures in determining the income tax
                                                        effects of adjustments
related to your non-GAAP financial measure, Adjusted Earnings, for FY 2021. Please
specifically address your consideration of the extent to which U.S.
                                                        deferred tax assets may
relate to expenses previously excluded from non-GAAP financial measures.
 Samuel L. Hillard
FirstName   LastNameSamuel L. Hillard
Glatfelter Corporation
Comapany
July        NameGlatfelter Corporation
     29, 2022
July 29,
Page  2 2022 Page 2
FirstName LastName
2. We note your non-GAAP financial measures, Adjusted Earnings and Adjusted EBITDA, include adjustments for bad debt expense and inventory reserves that you attribute to the conflict between Russia and Ukraine; however, these expenses appear to be normal, recurring, operating expenses related to your business. Please explain how you
         considered Question 100.01 of the Division   s C&DI for Non-GAAP
Financial Measures
         and why you believe excluding these expenses from non-GAAP performance measures is appropriate.
Segment Financial Performance, page 29

3. We note your disclosures that the conflict between Russia and Ukraine and inflationary and supply chain issues have impacted your operating results during the current interim period and it appears you expect these issues may continue to impact your future results. Please enhance your disclosures to more fully address the following:
             Quantify decreases in sales related to lower shipments to customers in Russia and
             Ukraine;
             Disclose and discuss trends in costs related to energy, raw materials and freight, including the percentage increases you experienced during each period, whether costs are continuing to increase or stabilizing, and your expectations regarding trends in your costs and the factors you believe may impact trends;
             Disclose and discuss the reasons why certain segments appear to have the ability to pass through increased costs to customers and others do not; Disclose any material impact of import or export bans on products or commodities,
             including energy from Russia, used in your business, or sold by you, including the current and anticipated impact on your business, taking into account the availability of materials, costs of needed materials, costs and risks associated with transportation, and the impact on margins and customers; and Discuss any actions you have taken mitigate the impact of the conflict between
             Russia and Ukraine and inflationary and supply chain issues on your business.
4. We note your disclosures regarding the impairment charges you recorded during the current interim period primarily due to the conflict between Russia and Ukraine. Please enhance your disclosures to more fully address the following:
             Disclose the remaining carrying values of any impaired assets, if applicable;
             Explain the methods you used to develop fair value estimates and the significant assumptions underlying the estimates, such as discounted cash flow and discount rate assumptions;
             Explain to us why the apparent significant exposure of the Dresden facility on sales into Russian and Ukrainian markets was not previously disclosed;
and
             Based on disclosures in your risk factor, more fully discuss the number and carrying values of the other manufacturing sites in Europe that have been adversely impacted, including those impacted or that may be impacted as a result of the availability of natural gas, and explain the extent to which you believe additional material asset impairments are reasonably possible.
 Samuel L. Hillard
Glatfelter Corporation
July 29, 2022
Page 3


Part II - Other Information - Item 1A. Risk Factors, page 36

5. We note your risk factor discloses the heightened risk of potential cyberattacks due to the conflict between Russia and Ukraine. Please revise your risk factor to disclose if you have experienced any cyberattacks, explain how cyberattacks could impact your business, and discuss any actions you have taken to mitigate the potential risks.
        You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709
if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameSamuel L. Hillard                            Sincerely,
Comapany NameGlatfelter Corporation
                                                               Division of
Corporation Finance
July 29, 2022 Page 3                                           Office of
Manufacturing
FirstName LastName